

Mail Stop 3720

October 15, 2010

<u>**VIA US MAIL AND FAX (208) 773-7472**</u>
Ralph E. Peterson
Chief Financial Officer
Command Center Inc.
3773 West Fifth Avenue
Post Falls, ID 83854

   **RE: Command Center Inc.
     Form 8-K dated October 14, 2010
     File No.  0-53088**

Dear Mr. Peterson:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have filed four separate Forms 8-K updating disclosures on the same Item 4.01 event during the last ten days. Instead of filing another separate Form 8-K, please <u>amend</u> your Form 8-K  dated as of October 14, 2010  to revise the penultimate paragraph under 4.01(a) to state if true that during your two most recent fiscal years and the subsequent interim period through October 14, 2010, the Company has not consulted with *its newly appointed independent registered public accounting firm*, *Behler Mick PS* (instead of DM-T as reported) regarding either (i) the application of the accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements *and neither a written report was provided to the registrant nor oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issu*e; or (ii) any matter that

was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that item) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

2.  Revise paragraph 4.01(b) to add a statement that effective October 11, 2010, the Board of Directors has approved the engagement of Behler Mick PS as your new independent registered public accounting firm.

3.  Include an updated letter from your former auditor addressing your revised disclosure in an exhibit to your Form 8-K *as amended*. In this regard, we note that their letter dated October 7, 2010 in Exhibit 16.3 of your Form 8-K dated as of October 14, 2010 referred to an earlier Form 8-K filed as of October 5, 2010.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365.

Sincerely,

/s/ Larry Spirgel
Assistant Director